

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2012

Via E-mail
Gavriel Bolotin
President and Chief Executive Officer
Plesk Corp.
4014 14th Ave.
Brooklyn, NY 11218

>   **Re: Plesk Corp.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed April 26, 2012**
>   **File No. 333-175667**

Dear Mr. Bolotin:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        − If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

– If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your MD&A.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Plan of Operation, page 24

2. Please revise your disclosure in the second paragraph on page 24 to clarify that your Chief Executive Officer has agreed to loan you up to $100,000, provided that no more than $25,000 may be outstanding at any time.

Financial Statements for the Period Ended February 29, 2012, page F-14

Note 3. Going Concern, page F-21

3. Please revise your disclosure in the second paragraph of Note 3 to clarify, if true, that your Chief Executive Officer executed a promissory note to provide funding up to $100,000, provided that no more than $25,000 may be owed by you at any time.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director